UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Rio de Janeiro, April 26, 2007 - Contax (Bovespa: CTAX3 e CTAX4; OTC: CTXNY) announces today its results for the first quarter of 2007. The operating and financial information set forth, unless otherwise stated are consolidated and according to the Brazilian Corporate Law.

Highlights

New Clients

In the first quarter of 2007, Contax acquired Gradiente as a new client, with 170 workstations, and also renewed its contract with Orbitall for a further 2 years.

Share Buyback Program

On March 29, Contax concluded its second share buyback program, which was launched on December 1, 2006. The Company repurchased 5,298,000 common shares and 24,058,000 preferred shares at a cost of R$ 62.4 million.

Key Indicators

Indicators	1Q07	1Q06	Chg. R$	Chg. %	Indicators	1Q07	4Q06	Chg. R$	Chg. %

Workstation ¹	21,179	21,975	(797)	-3.6%	Workstation ¹	21,179	22,407	(1,229)	-5.5%
Employees ¹	49,091	50,790	(1,699)	-3.3%	Employees ¹	49,091	49,132	(41)	-0.1%
Net Revenues ²	299.0	295.2	3.8	1.3%	Net Revenues ²	299.0	305.5	(6.5)	-2.1%
EBITDA ²	36.2	32.5	3.7	11.4%	EBITDA ²	36.2	40.6	(4.4)	-10.8%
% EBITDA	12.1%	11.0%	1.1%	10.0%	% EBITDA	12.1%	13.3%	-1.2%	-8.8%
Cash 1/2	187.7	245.1	(57.4)	-23.4%	Cash 1/2	187.7	231.3	(43.6)	-18.9%

1- Final position in each period.
2- R$ million.

Operating Performance

Evolution of Workstations (PAs)

In 1Q07, the company had 21,179 workstations, 797 less than in 1Q06. When compared to the prior quarter the number of workstations fell by 1,229. The reduction was mainly due to seasonal factors and a decline in services provided to Oi (wireless company). In general, business volume is lower in the first quarter.

Evolution of Numbers of Employees and Workstations

DRE

Income Statement	Current quarter vs prior quarter				Current quarter vs prior quarter

R$ Thousand	1Q07	1Q06	Chg. R$	Chg. %	1Q07	4Q06	Chg. R$	Chg. %
Net Revenues	299,021	295,232	3,789	1.3%	299,021	305,548	(6,527)	-2.1%
Cost of services	(239,947)	(238,924)	(1,023)	-0.4%	(239,947)	(246,841)	6,894	2.8%
Personnel	(190,284)	(192,697)	2,413	1.3%	(190,284)	(194,650)	4,366	2.2%
Third-party	(32,299)	(29,799)	(2,500)	-8.4%	(32,299)	(35,171)	2,872	8.2%
Rental and insurance	(15,863)	(14,898)	(965)	-6.5%	(15,863)	(15,287)	(576)	-3.8%
Other	(1,501)	(1,530)	29	1.9%	(1,501)	(1,734)	233	13.4%
SGA	(16,791)	(18,753)	1,962	10.5%	(16,791)	(16,066)	(725)	-4.5%
Other Oper.Inc.&Exp,net	(6,068)	(5,044)	(1,024)	-20.3%	(6,068)	(2,047)	(4,021)	-196.4%
EBITDA	36,216	32,511	3,705	11.4%	36,216	40,595	(4,379)	-10.8%
Deprec.& Amort.	(13,511)	(12,685)	(826)	-6.5%	(13,511)	(13,373)	(138)	-1.0%
EBIT	22,705	19,826	2,879	14.5%	22,705	27,222	(4,517)	-16.6%
Financ.Res.,net	1,558	4,507	(2,949)	-65.4%	1,558	4,139	(2,581)	-62.4%
Non-Operating Result	97	(18)	115	636.6%	97	8	89	1,125.6%
Income before inc.tax	24,359	24,315	44	0.2%	24,359	31,369	(7,010)	-22.3%
Inc.tax & Social Contr.	(8,315)	(6,236)	(2,079)	-33.3%	(8,315)	(10,898)	2,584	23.7%
Net Income	16,045	18,079	(2,034)	-11.3%	16,045	20,471	(4,426)	-21.6%

Net Revenues

The continuous generation of profits for its clients and the Company's commitment to quality and innovation has been generating new services in several clients, leading to 1Q07 revenue growth of R$ 24 million over 1Q06. On the other hand, in the second half of 2006 the Company's revenues were impacted by clients' internal process improvements, service provision performance gains, and service automation, particularly in regard to Oi, benefiting clients by reducing the total cost of their operations. The Company always seeks to build long-term relationship with its clients, by constantly optimizing operations and improving costs for its clients, even if this incurs lower operation levels at certain moments. Thus, revenue from these clients decreased by R$ 23 million, compared to the same period in 2006. The Company also increased its contract prices in order to reflect the higher costs, resulting in a revenue upturn of R$ 3 million. Thus consolidated net revenue for the quarter totaled R$ 299 million, 1.3% (or R$ 4 million) higher than 1Q06.

In comparison to 4Q06, net revenues fell by 2.1% (R$ 6.5 million). This was due to the natural final-quarter seasonal upturn, compared to the general seasonal reduction in business volume in the first three months, reinforced by the lower number of business days.

Cost of Services (excluding depreciation and amortization)

The cost of services totaled R$ 240 million in 1Q07, virtually identical to the R$ 239 million recorded in the previous quarter (increased on 0.4%, or R$ 1 million). Payroll costs were higher in 1Q06 due to the adjustment of vacation provisions for the wage increase resulting from the 2005 collective labor agreement that became effective on January 1, 2006. Third-party services mainly comprise collection mailing services, telephony costs from new collection operations and sales marketing, and facilities costs for new sites. Leasing and rental costs rose by 6.5% due to new businesses, where leasing costs were more attractive than asset acquisitions.

Compared to the previous quarter, the cost of services decreased by R$ 6.9 million, largely due to higher seasonal operating volume and the greater cost of profit sharing in 4Q06.

Selling, General and Administrative Expenses (excluding depreciation and amortization)

Selling, general and administrative expenses came to R$ 16.8 million in 1Q07, 10.5% (or R$ 2 million) down on 1Q06, due to the restructuring of certain departments in the second half of 2006. In comparison with 4Q06, SG&A expenses increased by R$ 0.7 million, mostly due to higher expenses related to publishing, corporate events and third-party services.

EBITDA

EBITDA totaled R$ 36.2 million in 1Q07, 11.4% (R$ 3.7 million) higher than 1Q06, while the EBITDA margin widened by 1.1 percentage points, reflecting the efforts to improve efficiency and productivity implemented in 2006. The main issues that impacted the EBITDA margin versus 1Q06 were the following: a) a 1.6 percentage point gain due to higher productivity in 1Q07; b) a 1.0 percentage point gain due to the price increases; c) a 0.8 percentage point gain related to the previously mentioned vacation and charges provisions booked under liabilities in 1Q06, resulting from the 2005 collective labor agreement that took effect as of January, 2006; d) a 1.2 percentage point loss from termination contract resulting from the above-mentioned reduction in operations; and e) a 0.8 percentage point loss from higher leasing and rental costs due to the expansions in 2006.

Compared to the previous quarter, the EBITDA margin decreased by 1.2 percentage points, mainly due to: a) a 1.2 percentage points loss related to the previously mentioned higher termination contract costs in 1Q07, reflecting reduction in operations; b) a 1.1 percentage point loss due to higher labor lawsuits; c) a 0.5 percentage point loss due to the reduction in productivity caused by the already cited seasonal downturn caused by the general first-quarter drop in business combined with the lower number of business days. However, these negative variations were partially offset by: d) a 1.2 percentage points gain due to lower employee profit sharing costs in the 1Q07; and e) a 0.6 percentage point gain due to the price increases.

Depreciation and Amortization

Depreciation in the quarter increased by 6.5% over the same period of the prior year, primarily due to investments in the fourth quarter of 2006 to support necessary expansion and reinvestments.

Capital Expenditures

Contax's capital expenditures amounted to R$ 4.4 million in 1Q07, R$ 2.7 million of which related to the growth of new operations mostly in São Paulo, and the expansion of certain existing sites and R$ 1.7 million to reinvestments and projects designed to generate quality and productivity improvements.

Cash and Cash Equivalents

Total cash and cash equivalents closed the 1Q07 at R$ 187.7 million, R$ 43.6 million down on the previous quarter, mainly due to the share buyback program, which cost R$ 58.5 million in the 1Q07.

Net Income

The Company posted a 1Q07 net income of R$ 16 million, R$ 2 million lower than 1Q06, despite the EBITDA upturn, chiefly due to higher depreciation and a lower financial result in this quarter, in turn caused by the reduced cash position and a decrease in the Interbank Deposit Rate (CDI).

Contact IR

     Sara Lizi
+55 (21) 3131 0692
Marco Barcelos
+55 (21) 3131 0274
Michel Sarkis
+55 (21) 3131 0009

ri@contax.com.br

     Contax Participações S.A.
Rua do Passeio, 56 - 16º Andar
Rio de Janeiro – RJ – Brazil
20021-290

www.contax.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.